

Mail Stop 3030

May 18, 2010

Via U.S. Mail and Fax (773) 628-0802

Mr. Philip G. Franklin
Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road
Suite 500
Chicago, Illinois 60631

> **Re:** **Littelfuse, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed February 26, 2010**
> **File No. 000-20388**

Dear Mr. Franklin:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 2, 2010

Item 1. Business, page 3

1. We note management's statement during its 4th quarter earnings call regarding the seasonally weak period of your electrical business. In future filings, as applicable, please provide the disclosures required by Item 101(c)(1)(v) of Regulation S-K. Also note Instruction 5 to Item 303(b) of Regulation S-K.

Financial Statements and Supplementary Data, page 35

Notes to Consolidated Financial Statements, page 42

1. Summary of Significant Accounting Policies and Other Information, page 42

Revenue Recognition, page 44

2. We see disclosures that "At the end of each period, for those shipments where title to the products and the risk of loss and rewards of ownership do not transfer until the product has been received by the customer, the company *adjusts revenues and cost of sales for the delay* between the time that the products are shipped and when they are received by the customer." Please tell us more about the nature of the referenced "adjustment", including how it is determined. Also, clarify why revenues and cost of revenues are recorded at all (and then presumably reversed) for transactions where the earnings process is not complete. Finally, tell us the procedures in place to make sure revenues presented in your income statements only reflect amounts for transactions where the earnings process is complete.

Item 11. Executive Compensation, page 81

3. We note your disclosure on page 23 of your definitive proxy statement in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusions expressed in that disclosure.

Exhibit 32.1

4. We note that your "Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act" furnished with your Form 10-K for the year ended January 2, 2010 and your Form 10-Q for the period ended April 3, 2010 do not appropriately indicate the date the certifications were signed by management. Please file an amendment to both the aforementioned Form

10-K and Form 10-Q that includes the entire periodic report, new currently dated Section 302 Certifications, and new, currently dated Section 906 Certifications.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Alicia Lam, Staff Attorney, at (202) 551-3316 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Jay Webb
Reviewing Accountant